Exhibit 99.1

Aeromexico October 2025 Traffic Results

Mexico City, Mexico, November 6, 2025 – Grupo Aeromexico S.A.B. de C.V. (NYSE & BMV: AERO) (“Aeromexico”) reports its October 2025 operational results:

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Grupo Aeromexico transported 1 million and 994 thousand passengers in October 2025, a 2.3% year-over-year decrease. International passengers increased by 5.4%, while domestic passengers decreased by 5.7%.

•	Aeromexico’s total capacity, measured in available seat miles (ASMs), decreased by 1.2% year-over-year. International ASMs increased by 2.2%, while domestic capacity decreased by 8.1% year-over-year.

•	Demand, measured in passenger miles (RPMs), increased by 0.7% year-over-year. International demand increased by 4.1%, while domestic demand decreased by 6.6%, both figures compared to October 2024.

•	Aeromexico’s October 2025 load factor was 87.1%, a 1.6 p.p. increase as compared to October 2024. International load factor increased by 1.6 p.p., and domestic load factor increased by 1.3 p.p.

	October			Cumulative to October
	2025	2024	Var vs 2024	2025	2024	Var vs 2024
Passengers (itinerary + charter, thousands)
Domestic	1,339	1,420	-5.7%	13,473	14,379	-6.3%
International	655	621	5.4%	6,940	6,753	2.8%
Total	1,994	2,041	-2.3%	20,413	21,132	-3.4%
ASMs (itinerary + charter, millions)
Domestic	879	956	-8.1%	8,920	9,553	-6.6%
International	2,012	1,969	2.2%	21,025	20,104	4.6%
Total	2,891	2,926	-1.2%	29,945	29,657	1.0%
RPMs (itinerary + charter, millions)
Domestic	746	799	-6.6%	7,597	8,187	-7.2%
International	1,771	1,702	4.1%	18,039	17,551	2.8%
Total	2,517	2,501	0.7%	25,636	25,738	-0.4%
Load Factor (itinerary, %)			p.p.			p.p.
Domestic	84.9%	83.5%	1.3	85.2%	85.7%	-0.5
International	88.1%	86.4%	1.6	85.8%	87.3%	-1.5
Total	87.1%	85.5%	1.6	85.6%	86.8%	-1.2

Figures may not sum to total due to rounding.

Starting November 2025, the indicators will be presented in miles. This change ensures consistency and comparability across the industry. Our monthly and year-to-date figures for 2024 also reflect this change.

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:

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“RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

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“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

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“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

•	“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeromexico

Grupo Aeromexico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main operations center in Terminal 2 of the Mexico City International Airport. Its destination network has reach in Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as the latest generation Embraer 190. Aeroméxico is a founding partner of SkyTeam, an alliance that celebrates 20 years and offers connectivity in more than 170 countries, through the 19 partner airlines. Aeroméxico created and implemented a Health and Hygiene Management System (SGSH) to protect its clients and collaborators at all stages of its operation.

www.aeromexico.com

www.skyteam.com

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